United States securities and exchange commission logo





                             April 12, 2024

       Kyle Jason Kiser
       Chief Executive Officer
       CONX Corp.
       5701 S. Santa Fe Dr.
       Littleton, CO 80120

                                                        Re: CONX Corp.
                                                            Schedule TO-I
                                                            Filed April 1, 2024
                                                            File No. 005-92163

       Dear Kyle Jason Kiser:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed April 1, 2024

       Questions and Answers about the Offer, page 2

   1. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company,
assuming exercise and conversion of all securities. This should also address the
anti-dilutive provision, referenced on page 36. Please quantify the number and value of securities the
sponsor will receive. In addition, disclose the ownership
                                                        percentages in the
company before and after the additional financing to highlight dilution to public stockholders.
Please provide disclosure assuming varying level of redemptions by the public
shareholders.
   2. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares
owned by non-redeeming shareholders by including a sensitivity analysis showing a
range of redemption scenarios, including minimum, maximum and interim redemption
levels.
 Kyle Jason Kiser
CONX Corp.
April 12, 2024
Page 2
3. Please disclose all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the transaction. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
4. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.
5. Please add disclosure in this section, and elsewhere as needed, that the equity forward transaction with Mr. Ergen is required to fund the purchase price of the Transaction.
What if the conditions of the Offer are not satisfied?, page 3

6. We note your disclosure indicates that if you do not consummate the transaction by April
         29, 2024, you will not be in compliance with the NASDAQ listing standards. However, we note on pages 26-27, you indicate that you received notice of non-compliance with the minimum market value requirements and that you may be delisted for that reason. Please revise the disclosure regarding compliance with Nasdaq listing requirements in this section and throughout to clearly reflect the current lack of compliance with the listing standards, the listing standards that have or may result in non-compliance, and whether you would be able to extend the listing beyond April 29, 2024. In addition, please clarify
         the    certain conditions    to maintaining the listing through April
29, 2024. Lastly, clarify
         whether you expect to meet the listing standards post asset acquisition, as it does not appear that this transaction will lead toward your compliance with this listing standard.
What interests do our directors, executive officers and Sponsor have in the Transaction?, page 5

7. Please disclose the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
8.     We note that the directors may continue with the company
post-Transaction. The
       disclosure on page 41 reflects that all executive officers and directors will remain following closing of the Transaction. Please clearly identify all executive officers and
FirstName LastNameKyle Jason Kiser
       directors that will remain post Transaction. Please discuss any compensation or consulting
Comapany    NameCONX
       arrangements        Corp.
                       or agreements to be entered into post transaction and
quantify these
       interests,
April 12,         if known.
          2024 Page    2
FirstName LastName
 Kyle Jason Kiser
FirstName   LastNameKyle Jason Kiser
CONX Corp.
Comapany
April       NameCONX Corp.
       12, 2024
April 312, 2024 Page 3
Page
FirstName LastName
9. Please clarify whether the Sponsor will receive additional securities pursuant to the anti-
         dilution adjustment referenced on page 36 based on the company   s
additional financing
         activities. If applicable, please quantify the number and value of securities the sponsor will receive.
Will there be a concurrent sale of securities?, page 6

10. We note your disclosure on page F-17 regarding the terms of the preferred shares to be issued. Please revise to disclose all material terms, including the lack of voting rights, the right to receive dividends, the conversion feature and the redemption rights.
Is there a limit on the total number of shares...?, page 11

11. We note your disclosure on pages 11 and F-9 and Section 9.2(a) of your Amended and
         Restated Articles of Incorporation that the company is not able to redeem shares if such redemption would cause the net tangible assets to fall below $5,000,001. However, on page 12 and elsewhere, you assume that all of the shares are redeemed and that the value of the trust will be $0. Please reconcile such disclosures.
Risk Factors, page 12

12.      We note the statement on page 12 that    you should consider carefully
all of the risks
         described in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 28, 2024, and in the other reports we file with the SEC before making a decision whether to tender your shares in the Offer. We note that you are only specifically incorporating by reference to the Form 10-K for the financial statements in Item 10 of Schedule TO. Please revise to incorporate by reference the risk factors section from the relevant reports or remove such statement. CONX may waive one or more of the conditions to the Transaction., page 13

13. Please revise to clearly disclose the specific risks associated with the waiver of conditions to the Transaction.
Deutsche Bank Securities Inc. the underwriter in CONX's Initial Public Offering, was to be compensated..., page 20

14. We note your disclosure related to the waiver of the underwriting fee of Deutsche Bank
         Securities Inc. (DBSI) as your underwriter. Please revise to clearly disclose that DBSI resigned from its role with respect to the Transaction. Please describe what relationship existed between DBSI and your company after the close of the IPO, including any financial or merger-related advisory services conducted by DBSI. For example, clarify whether DBSI had any role in the identification or evaluation of business combination targets and whether DBSI was involved in the preparation of any disclosure that is included in this filing, or material underlying disclosure in this filing. In addition, please revise the disclosure on page 72 regarding the deferred underwriting fees. Lastly, please
 Kyle Jason Kiser
FirstName   LastNameKyle Jason Kiser
CONX Corp.
Comapany
April       NameCONX Corp.
       12, 2024
April 412, 2024 Page 4
Page
FirstName LastName
         provide us supplementally with any correspondence from DBSI regarding the resignation, including the letter you received from DBSI dated March 22, 2024.
15. Please provide us with a letter from DBSI stating whether it agrees with the statements made in this filing related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with DBSI and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If DBSI does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors.
CONX may redeem the warrants at a time that is not beneficial to warrant holders, page 21

16. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns ...., page 23

17. When discussing the excise tax, if applicable, please include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following the Transaction. Also describe, if applicable, the risk that if existing public investors elect to redeem their shares such that their redemptions would subject the company to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Information About CONX Following the Transaction, page 40

18.      We note your disclosure on page 40 that you    anticipate to grow
through acquisition
         opportunities    and that    the Company is currently involved in
ongoing discussions
         regarding potential acquisitions with the objective of becoming a diversified operating entity focused on the future of communications and connectivity. Please expand your disclosure, including to address the timing of any such acquisitions and whether and how long the company intends to continue to own the Property. Please also revise your risk factor disclosure to address any material risk that you may change your current business plan for the company and seek to undertake potential acquisitions with other operating entities focused on communications and connectivity. Please similarly expand your cover page and summary disclosures.
Background of the Transaction, page 48

19. We note your disclosure that your management has considered other targets since the IPO.
         Please disclose the other targets considered by management for a potential business combination, including a description of any letters of intent or confidentiality agreements entered into with potential target companies, and explain how the company ultimately
 Kyle Jason Kiser
CONX Corp.
April 12, 2024
Page 5
         determined that it would be best to acquire a property instead of entering into a combination with another business.
20. Please provide more specificity regarding Mr. Kiser's initial conversations regarding a potential acquisition of the property, including how the property was identified as a potential acquisition and who identified it as a target. Clearly disclose when the initial conversations occurred and the specifics of such conversations.
21. When discussing the various meetings in this section, please clearly disclose the individuals present, rather than refer to discussions among the parties or meetings of the
         Transaction Committee. Clearly disclose all meetings involving Mr. Kiser and Mr. Ergen.
         Please discuss in greater detail the negotiations of the terms of the agreement.
Anticipated Accounting Treatment, page 52

22. We note your disclosure that the purchase of the Property in the Transaction is intended to be accounted for as an asset acquisition. In addition, consistent with the accounting requirements for transactions among entities under common control, the Property
         will initially be recorded at Seller   s historical carrying value.
Please expand your
         disclosures to detail the relationship between the Company, Charles Ergen and EchoStar
         Corporation prior to the Transaction that supports the common control determination for accounting purposes. Your expanded disclosures should include the basis for your conclusion. Reference is made to the guidance outlined within ASC 805-50-15-6.
Unaudited Pro Forma Condensed Financial Information, page 76

23. Please expand your disclosures in your description of adjustment (AA) to your unaudited pro forma combined statement of operations to disclose the historical carrying value and depreciable life of the property.
24. We note your adjustment (FF) reflects the incremental interest income at a 5% interest rate of return generated from the cash held by the Company, after taking into
         consideration the funds received from the issuance of the Company   s
Series A Preferred
         Stock, payment of the Purchase Price for the Property and other Transaction related expenditures. Please tell us how the Company determined the 5% interest income in arriving at the pro forma adjustment and tell us the basis in Article 11 of Regulation S-X that the Company is relying on to include the pro forma impact of interest income.
25. Notwithstanding our prior comment, please tell us why you continue to reflect the interest earned on investments held in the trust account as interest income when the cash held within
FirstName     the Trust hasJason
           LastNameKyle     been reclassified.
                                 Kiser         Please clarify.
Comapany
26.         NameCONX
        Please          Corp.
               expand your disclosure to further describe the calculation of the combined 24%
       tax2024
April 12,  rate. Page 5
FirstName LastName
 Kyle Jason Kiser
FirstName   LastNameKyle Jason Kiser
CONX Corp.
Comapany
April       NameCONX Corp.
       12, 2024
April 612, 2024 Page 6
Page
FirstName LastName
General

27. Please advise why this tender offer is not subject to Exchange Act Rule 13e-3. In the alternative, please file and disseminate a Schedule 13E-3.
28. We note, in your Form S-1, on page 7, you state that if you seek to enter into a business combination with an affiliate, you will obtain an opinion from an independent investment banking firm or a valuation or appraisal firm. We also note that the transaction is conditioned upon the company obtaining such fairness opinion; however, none has been obtained to date. Please clarify whether this is a waivable condition. Please also tell us how you intend to inform investors about the result of the opinion that you stated would be provided. Further, please clarify what reports have been provided to you by BDO, as referenced on page 48.
29. We note your charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
30. Please add a conflicts of interest section, which should highlight all material interests in
         the transaction held by the sponsor and the company   s officers and
directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the asset purchase. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 with questions regarding tender offer rules and schedules. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Mergers & Acquisitions
cc:      Mario Schollmeyer, Esq.